TD Bank, N.A.
1100 Lake Street
Ramsey, NJ 07446

October 16, 2009

David F. Bolger
and The David F. Bolger Revocable Trust
79 Chestnut Street
Ridgewood, New Jersey 07430

RE: A Commercial Mortgage of up to $20,000,000

Dear David:

On behalf of TD Bank, N.A. (the “Bank”), I am pleased to provide you with a commitment for the credit accommodations (the “Credit Accommodations”) that are described on the attached Terms and Conditions of Commitment dated October 16, 2009. The Real Estate Rider and the Commitment Letter Rider dated of even date herewith are attached and are made part of this Commitment Letter with the same force and effect as if they were set forth herein.

If the terms and conditions set forth herein are acceptable to you, please acknowledge below and return a signed counterpart to this letter on or before the close of business on October 5, 2009 together with all applicable fees. This commitment letter must be accepted and returned to the Bank no later than the close of business on October 30, 2009, and the closing of the Credit Accommodations must occur by December 31, 2009.

The Bank may terminate this commitment letter, and will have no obligation to extend the Credit Accommodations, upon the happening of any of the following events: (a) the Bank does not receive the accepted copy of this commitment (along with any fees due with the acceptance of this letter) by October 30, 2009; (b) the Credit Accommodations do not for any reason close by December 31, 2009 (“Expiration of the Commitment Letter”); (c) the Co-Borrower’s failure to comply with any term or condition set forth herein or in the attached Terms and Conditions or the Real Estate Rider or the Commitment Letter Rider; (d) any material adverse change occurs with respect to the economic value, business assets, liabilities, results of operations or condition (financial or otherwise) of the Co-Borrowers or the value of the collateral; (e) any report or statement made to the Bank by the Co-Borrowers or any guarantor in connection herewith is or proves to be false or misleading in any material respect as of the date made or furnished; or (f) any collateral securing the Credit Accommodations shall be materially damaged by fire or other casualty.

If you have any questions or comments on the terms of this letter, please do not hesitate to call me.

Very truly yours,

TD Bank, N.A.

By:/s/ Dennis J. McSherry
Dennis J. McSherry
Regional Vice President

The above commitment is hereby accepted:

Borrowers:

David F. Bolger Revocable Trust

By:/s/ David F. Bolger
David F. Bolger

By:/s/ David F. Bolger
David F. Bolger, Individually

This letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement.

TD BANK, N.A.
TERMS AND CONDITIONS OF COMMITMENT DATED OCTOBER 16, 2009

1. Loan
a) Co-Borrowers:	David F. Bolger and The David F. Bolger Revocable Trust
b) Credit Amount:	The Lesser of $20,000,000 or 65% of the “as is” appraised value of the subject Commercial Properties and also subject to any further restrictions imposed by Regulation U.
c) Type of Credit:	Commercial Mortgage Loan
d) Term:	240 Months (20 Years)
e) Call Option:	Upon notice to the Co-Borrowers, the Bank may call the loan on the third (3rd) anniversary date of the closing of the loan.
f) Purpose of Loan:	The loan proceeds are to be utilized for the purchase of securities in Cascade Bancorp, Inc., a publicly traded Bank Holding Company (the “Securities”)
g) Interest Rate: Variable Rate	The loan shall bear interest at one of the following two (2) indexes. The rate option to be selected by the Co-Borrowers’ no less than five (5) days before closing of the Loan.

(i) At a per annum rate equal to the Wall Street Journal Prime Rate plus 1/2%, with a floor at 4.50%. Wall Street Journal Prime Rate means the highest rate published from time to time by the Wall Street Journal as the Prime Rate, or, in the event the Wall Street Journal ceases publication of the Prime Rate, the base, reference or other rate then designated by the Bank, in its sole discretion, for general commercial loan reference purposes, it being understood that such rate is a reference rate, not necessarily the lowest, established from time to time, which serves as the basis upon which effective interest rates are calculated for loans making reference thereto. The effective interest rate applicable to the loan shall change on the date of each change in the Wall Street Journal Prime Rate.

or

(ii) At a per annum rate equal to Three Percent (3.00%) above the three month London Interbank Offered Rate (“LIBOR”), with a floor at 4.50%. LIBOR means the rate of interest (rounded upwards if necessary to the next 100th of one percent) equal to the British Bankers Association LIBOR (“BBA LIBOR”) as published by Bloomberg (or such other commercially available source providing quotations of BBA LIBOR as designated by the Bank from time to time) at approximately 11:00 A.M. (London time) 2 Banking Days prior to the first day of such LIBOR Interest Period for a term comparable to such LIBOR Interest Period; provided however, if more than one BBA LIBOR is specified, the applicable rate shall be the arithmetic mean of all such rates. If, for any reason, such rate is not available, the term LIBOR shall mean, with respect to any LIBOR Loan for the LIBOR Interest Period applicable thereto, the rate of interest per annum (rounded upwards, if necessary, to the nearest 1/100 of 1%) determined by the Bank to be the average rates per annum at which deposits in dollars are offered for such LIBOR Interest Period to major banks in the London Interbank market in London, England at approximately 11:00 A.M. (London time) 2 Banking Days prior to the first day of such LIBOR Interest Period for a term comparable to such LIBOR Interest Period. The effective interest rate applicable to the loan shall change at the end of each Interest Period. Interest Period means initially, a period of three months; provided however, (i) if any LIBOR Interest Period would end on a day which is not a Banking Day, such LIBOR Interest Period shall be extended to the next succeeding Banking Day (except that where the next succeeding Banking Day falls in the next succeeding calendar month, then on the next preceding Banking Day), (ii) no LIBOR Interest Period shall extend beyond the Maturity Date of the Loan, and (iii) any LIBOR Interest Period with respect to a LIBOR Loan that begins on the last Banking Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such LIBOR Interest Period) shall end on the last Banking Day of the relevant calendar month at the end of such LIBOR Interest Period.

h) Default Rate of Interest:	The “default rate of interest” shall be three (3) percentage points in excess of the rate of interest charged prior to the occurrence of the event of default.

i) Late Charges:	If any payment due the Bank is more than fifteen (15) days overdue, a late charge of five percent (5%) of the overdue payment shall be assessed.
j) Payments:

Consecutive monthly installments comprised of fixed principal plus interest (on the basis of actual number of days elapsed and a 360-day year) calculated by the Bank in the Bank’s sole discretion at the time of closing based upon the interest rate and a 240 month amortization period of principal.

k) Prepayment Privilege:	(1) The loan may be prepaid without a penalty if based on Wall Street Journal Prime.

(2) The loan may be prepaid in whole or in part at each LIBOR rate reset date. In the event of any prepayment of the loan, whether by voluntary prepayment, acceleration or otherwise prior to an interest rate reset, the Borrower shall pay a “fixed rate prepayment charge” equal to the excess, if any, of (i) the amount of interest which would have accrued on the amount so prepaid for the period from the date of such prepayment at the applicable rate of interest for provided for herein over (ii) the amount of interest (as reasonably determined by the Bank) which would have accrued to the Bank on such amount by placing such amount on deposit for a comparable period with leading banks in the London Interbank Eurodollar market.

2.        Fees. 1% Loan Fee of the Credit Amount by the Co-Borrowers to the Bank. $75,000.00 of the fee shall be due upon execution of this letter which shall be non-refundable regardless of whether the transactions contemplated by this letter are actually consummated, with the balance payable at the time of closing. In addition, if the Financing does close, the Co-Borrowers will be responsible for all other fees and expenses incurred, including, appraisals, titles, environmental and legal fees and out-of- pocket fees associated with the due diligence and the closing of this transaction. If the Financing does not close, expenses up to $40,000 already incurred will be credited to the $75,000 fee due hereunder at the execution of this letter and all expenses above this $40,000 amount will be owed by the Co-Borrowers at the Expiration of the Commitment Letter.

3.        Collateral. The following shall be given as collateral to secure the performance and payment of all obligations respecting the Credit Accommodations:

     Commercial Real Estate (“the Commercial Properties”)

•

A first priority Deed(s) of Trust on real properties owned by David F. Bolger or The DFB Revocable Trust together with an absolute assignment to the Bank of all rights in and to all present and future rents and leases affecting the Commercial Properties located at:

(1)     8939 Etiwanda Ave, Rancho Cucamonga, Riverside County, California, 91739.

(2)     13232 North Valley Blvd. Fontana, San Bernardino County, California, 92335.

(3)     2851 East Las Hermanas, Rancho Dominguez, Los Angeles County, California, 90221.

The Co-Borrowers shall not permit the outstanding principal balance of the Credit Accommodations to exceed 65% of the fair market value (as determined by the Bank) of all real properties securing the Credit Accommodations at any time. If such deficiency is deemed by the Bank, in its sole discretion, to exist, the Co-Borrowers will be required, immediately after being requested by the Bank, to reduce the outstanding Credit Amount to conform to this requirement.

4.     Insurance.

Receipt by the Bank of a prepaid fire and extended coverage insurance policy insuring the buildings, improvements, furnishings, fixtures, inventory, machinery and equipment constituting the Commercial Properties in an amount satisfactory to Bank naming the Bank as First Mortgagee/Lender Loss Payee requiring a 30 day notice to Bank of cancellation or amendment. Receipt by the Bank of certificates of insurance in favor of Bank evidencing that comprehensive general public liability insurance protecting the Co-Borrowers are in full force and effect. All insurance shall be satisfactory to Bank as to amount, form, issuer and notice. Bank shall have the right to require additional types and amounts of coverage, including without limitation flood insurance if it is determined that the Commercial Properties are in a special flood hazard area as defined by the Federal Emergency Management Agency.

All policies should list the Mortgagee, Lender Loss Payee, or Additional Insured, as applicable, as: TD Bank, N.A., and/or its successors and assigns, as their interests may appear, 2059 Springdale Road, Cherry Hill, NJ 08003, Attn: Collateral Department, Insurance Section AIM #02-259-01-58 and should reference the subject loan number.

5.     Legal Opinions.

Prior to closing, there shall be delivered to the Bank an opinion of Co-Borrowers’ counsel acceptable to the Bank covering matters customary for a transaction of this type and nature and which shall, without limitation, opine that: (1) all loan documents have been validly authorized and executed by and on behalf of the Co-Borrowers; (2) all loan documents are enforceable in accordance with their terms and do not violate any legal requirements; (3) the loan documents create perfected liens and security interests in the real or personal property collateral; (4) all required consents and approvals have been obtained from regulatory authorities; and (5) the transactions contemplated hereby are in compliance with Regulations U and Y and the Regulation U-1 form has been completed and provided to the Bank.

6.     Financial Reporting.

     a)     David F. Bolger shall furnish the following financial reports:

Type of Report(s)	Frequency	Due Date

Personal Financial Statements including detailed balance sheet, income statement, contingent liability statement and detailed property report with cash flow schedule	Semi-Annually	120 days after end of each mid and full calendar year.
Federal Tax Return	Annually	Within 15 days of filing but no later than October 31 of each year or such other date approved by the Bank.

b)       In addition, Co-Borrowers shall furnish to the Bank such other reports as shall be required in the loan documents.

7.     Fnancial Covenants.

•	David F. Bolger to maintain, at all times, minimum liquidity (Cash + Marketable Securities, excluding the market value of CACB) of $7.5MM.

•	David F. Bolger to maintain, at all times, a minimum net worth, exclusive of interests in CACB, of $75MM.

8.     Other Conditions:

•	The conditions set forth on the real estate rider attached hereto and incorporated herein by reference.

•	A copy of the Trustee’s Certificate of DFB Revocable Trust Agreement signed by the Trustee affirmed by witness.

•

The loan proceeds are to be utilized for the purchase of equity securities in Cascade Bancorp, Inc., a publicly traded bank holding company (the “Securities”). The Securities are to be maintained in a custody account at Morgan Stanley, or another custodian acceptable to the Bank. The Bank is to receive notice by the custodian or Co-Borrowers of the release of the Securities for sale, collateral or lien. It is mutually understood, and Co-Borrowers must represent, that proceeds of the sale of any and all Securities must be used to repay in part or in whole the outstanding Credit Amount.

•

As a condition to final purchase of the Securities, the Bank will require for its review, (a) the final term sheet related to the intended private placement of up to $100 million being considered as an investment in Cascade Bancorp, Inc. (b) a copy of the underlying Stock Purchase Agreement and (c) copies of all commitments of other parties participating in the $100 million private placement. If any of the above information is not available from public sources, the Bank will be bound by the confidentiality of all such information provided by the Co-Borrowers.

REAL ESTATE RIDER

1.     Appraisal. Prior to the closing, the Bank shall have received satisfactory written appraisals of each of the Commercial Properties, as such term is defined in the Terms and Conditions of Loan, which appraisal shall be paid for by Borrower and addressed to the Bank. Such appraisal shall be acceptable to the Bank and confirm that the loan amount does not exceed 65% of the fair value of the Commercial Property, i.e. the fair value appraisal of the Commercial Property must be at least $ 30,769,250 “as is” in order to support a $20,000,000 loan amount. The loan documents shall also provide that the Bank shall have the right to require updated appraisals of each or all of the properties at Co-Borrowers’ expense in conformity with the Bank’s then prevailing policies.

2.     Survey and Engineer’s Report. Prior to closing, upon the Bank’s request, the Bank, at the Co-Borrowers’ expense, will be furnished with a satisfactory survey of each of the Commercial Properties in the standard ALTA form, certified to the Bank and to the title company by a licensed professional engineer or surveyor acceptable to the Bank, certifying, among other things: (i) there are no encroachments upon the Commercial Property, and the existence and location of all easements, improvements, and rights of way that benefit or burden the premises; (ii) the availability of utilities services, storm drainage, and sewage facilities sufficient to service the Commercial Property adequately; (iii) the Commercial Property and the uses thereof comply with all applicable zoning, building, health, fire, and safety codes, bylaws, and regulations; and (iv) the Commercial Property is not located in a flood hazard area.

3.     Hazardous Waste Existence. The Bank will require satisfactory evidence, which may include reports from an environmental engineering firm, satisfactory to Bank in the form of a site assessment for each of the Commercial Properties (the cost of which is to be borne by Co-Borrower), confirming that the property to be mortgaged will, at the time of settlement of the loan contemplated herein, be in material compliance with all applicable state and Federal Environmental laws, including all rules and regulations of the State of New York and all divisions thereof. Borrower shall be responsible for all expenses incurred in satisfying the requirements outlined hereinabove, regardless of whether the loan is closed.

4.     Title Insurance. The Co-Borrower shall obtain title insurance and Bank required endorsements from a title insurer acceptable to the Bank for each of the Commercial Properties. The title insurance policy shall (i) be in the ALTA form or other form approved by the Bank with such endorsements as the Bank may require; (ii) contain no exceptions for survey, easements and other use restrictions not shown on the survey; (iii) contain no inspection exceptions except in respect to improvements thereafter added; (iv) contain no exception taken for parties in possession, unless permitted by the Bank, or for mechanics liens; and (v) contain no other exceptions which in the opinion of counsel to the Bank may have an adverse effect upon the use of all or any portion of the Commercial Properties as contemplated.

TD BANK, N.A.
COMMITMENT LETTER RIDER DATED OCTOBER 16, 2009

1.     Representations. All representations made by the Co-Borrowers to the Bank in connection with the Credit Accommodations shall be deemed to be material and relied upon by the Bank in issuing this commitment letter.

2.     Future Advances and Obligations Secured. Any mortgage, deed of trust, security interest, pledge or other instrument of security given to secure the Co-Borrowers’ obligations under the Credit Accommodations shall also secure any extensions, renewals or modifications of the Credit Accommodations and any other obligations or liabilities of the Co-Borrowers to the Bank, whether arising prior to or subsequent to the closing of the Credit Accommodations.

3.     Deposit Account. The Co-Borrowers volunteered and have agreed to maintain an account with the Bank.

4.     Limitation of Liability. None of the Bank’s depositors, incorporators, trustees or directors, nor any of its officers, employees, counsel or agents shall be liable personally hereunder for any action taken with respect to the Borrower’s application, this commitment letter or the Credit Accommodations. In the event of a dispute with respect to this commitment letter or the Credit Accommodations, the C-Borrowers will look solely to the Bank for any performance of any obligations or for any other claim. It is further agreed that only the Co-Borrowers, and no shareholder, partner, member; affiliate, officer, director or employee of Co-Borrowers, nor any guarantor of the Credit Accommodations, may assert any such claim against the Bank.

5.     Indemnification. The Co-Borrowers agree to indemnify the Bank and hold it harmless from and against all costs, expenses (including fees and expenses of counsel) and liabilities arising out of or relating to any litigation or other proceeding (regardless of whether the Bank is a party thereto) which relate to the proposed transactions, including the financing contemplated hereby or any transactions connected therewith, provided that the Bank will not be indemnified for its gross negligence or willful misconduct. The Co-Borrowers’ obligations under this paragraph shall survive any termination of the Bank’s proposal hereunder and shall be effective regardless of whether definitive loan and collateral documentation is executed or any loans are made respecting the Credit Accommodations.

6.     Bank’s Counsel. Counsel will be engaged to represent the Bank in connection with the Credit Accommodations. The responsibility of the Bank’s attorney(s) is limited to representing the interest of the Bank, notwithstanding the fact that the Borrower shall be obligated to pay the Bank’s legal fees. Further, the Bank assumes no responsibility to the Co-Borrowers for the acts or omissions of its attorney. The Co-Borrowers may elect to engage their own attorney.

PLEASE BE ADVISED THAT THE INTERESTS OF THE CO-BORROWERS, THE GUARANTORS (IF ANY) AND THE BANK ARE OR MAY BE DIFFERENT AND MAY CONFLICT AND THAT BANK’S COUNSEL REPRESENTS THE BANK ONLY AND NOT THE CO-BORROWERS OR ANY GUARANTORS. THE CO-BORROWERS AND ANY GUARANTORS ARE ADVISED TO EMPLOY AN ATTORNEY OF THEIR CHOICE LICENSED TO PRACTICE LAW IN THE STATE OF NEW JERSEY TO REPRESENT THEIR INTERESTS.

THE CO-BORROWERS AND THE BANK AGREE THAT THE CO-BORROWERS WILL REIMBURSE THE BANK FOR ALL FEES AND EXPENSES OF BANK’S COUNSEL INCURRED IN REPRESENTING THE BANK IN THE SUBJECT TRANSACTIONS, INCLUDING, BUT NOT LIMITED TO, PREPARATION OF LOAN DOCUMENTATION, NEGOTIATION OF ALL LOAN DOCUMENTATION, PREPARATION AND REVIEW OF PRE-CLOSING DOCUMENTS AND MATERIALS REQUIRED BY THE BANK AND PERFORMANCE OF CUSTOMARY CLOSING AND POST-CLOSING TASKS. THE BANK’S COUNSEL’S FEE WILL BE BASED UPON THE ACTUAL AMOUNT OF TIME EXPENDED IN SUCH REPRESENTATION OF THE BANK, MULTIPLIED BY THE APPLICABLE HOURLY RATES OF THE ATTORNEYS INVOLVED IN SUCH TASKS. THE EXPENSES OF THE BANK’S COUNSEL WILL INCLUDE OUT-OF-POCKET COSTS AND DISBURSEMENTS INCURRED BY SUCH COUNSEL INCLUDING, BUT NOT LIMITED TO, POSTAGE, CARRIER SERVICES, PHOTOCOPYING CHARGES, TELEPHONE AND FAX CHARGES, CHARGES FOR LEGAL SEARCHES, RECORDING AND FILING FEES AND OTHER CUSTOMARY DISBURSEMENTS RELATED TO THE CLOSING OF SUCH LOANS.

7.     Limitations on Transfer. This commitment letter and the Credit Accommodations and any collateral for the Credit Accommodations shall not be assigned or transferred by the Co-Borrowers, nor there any sale or transfer of ownership of any interest in the Co-Borrowers without the Bank’s prior written consent. No junior mortgage, deed of trust or other encumbrance on the collateral securing the Credit Accommodations or any other assets of Co-Borrowers shall be permitted without the Bank’s prior written consent.

8.     Additional Terms. This commitment letter does not include all the terms and conditions that will be covered in the Bank’s legal documentation for the Credit Accommodations, but it does state the essential business terms of the Bank’s proposal. These terms have been approved in reliance on the financial statements, projections, and other information provided by the Co-Borrowers to the Bank, and is therefore conditional upon there being no material adverse change in the Co-Borrower’s (or any guarantor’s) financial condition or any adverse change, governmental or judicial action concerning the Co-Borrower’s business or assets. In addition, the extension of any financial accommodation by the Bank is subject to the execution of, and compliance with, documentation that is satisfactory to the Bank and its counsel, which shall include additional terms and conditions, including without limitation additional reports, as well as the filing by Bank, in its discretion, of initial financing statements. When definitive documentation in respect of the Credit Accommodations has been executed and the initial borrowing thereunder has been incurred, the terms and conditions of this letter shall be superseded and replaced by such definitive loan documentation.

9.     Supersedes Prior Dealings. This commitment letter supersedes Co-Borrowers’ application for the Credit Accommodations and any other prior dealings between the Co-Borrowers and its agents and the Bank in connection with the Credit Accommodations.